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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                 --------------

                                    FORM 11-K



        (Mark One)
        [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
                For the fiscal year ended December 31, 2000

                                       OR

        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                For the transition period from ______________ to ______________


                          Commission file number 0-7949


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                        BANCWEST CORPORATION FUTURE PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                              BANCWEST CORPORATION

                                999 Bishop Street
                             Honolulu, Hawaii 96813

                        Telephone number: (808) 525-7000

================================================================================

BANCWEST CORPORATION FUTURE PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
--------------------------------------------------------------------------------

                                                                                 PAGE
REPORT OF INDEPENDENT ACCOUNTANTS                                                  1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Plan Benefits
     at December 31, 2000 and 1999                                                 2

   Statements of Changes in Net Assets Available for Plan Benefits
     For the Years Ended December 31, 2000 and 1999                                3

   Notes to Financial Statements                                                   4

SUPPLEMENTAL SCHEDULE:

   Form 5500, Schedule H, Line 4i - Schedule of Assets Held
     for Investment Purposes at December 31, 2000                                 12

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Qualified Account Balance Plans Committee of BancWest Corporation

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the BancWest Corporation Future Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP


Honolulu, Hawaii
April 23, 2001

BANCWEST CORPORATION FUTURE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

                                                       2000                 1999
ASSETS:
   Investments, at fair value (Note 4)             $27,626,448          $28,237,517
   Contributions receivable from employer            1,179,183            1,210,144
                                                   -----------          -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS             $28,805,631          $29,447,661
                                                   ===========          ===========


    The accompanying notes are an integral part of the financial statements.

BANCWEST CORPORATION FUTURE PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
For the Years Ended December 31, 2000 and 1999
--------------------------------------------------------------------------------

                                                         2000                   1999
ADDITIONS:
   Employer contributions                            $  4,931,281           $  5,063,550
   Interest and dividend income                         3,144,090              2,020,102
   Net appreciation of investments (Note 4)                    --              5,694,079
                                                     ------------           ------------
                                                        8,075,371             12,777,731
                                                     ------------           ------------
DEDUCTIONS:
   Net depreciation of investments (Note 4)             6,649,952                     --
   Payments made to participants                        2,044,540              1,722,145
   Administrative expenses                                 22,909                 77,530
                                                     ------------           ------------
                                                        8,717,401              1,799,675
                                                     ------------           ------------

       Increase (decrease) in net assets                 (642,030)            10,978,056

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
   Beginning of year                                   29,447,661             18,469,605
                                                     ------------           ------------

   End of year                                       $ 28,805,631           $ 29,447,661
                                                     ============           ============


    The accompanying notes are an integral part of the financial statements.

BANCWEST CORPORATION FUTURE PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF ACCOUNTING
       The financial statements of the BancWest Corporation (the "Company") Future Plan (the "Plan") have been prepared in conformity with generally accepted accounting principles. The Plan presents in the statement of changes in net assets available for plan benefits, the net appreciation or depreciation in the fair value of investments which consists of realized gains (losses) and unrealized appreciation (depreciation) on those investments.

       USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS
       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       RISKS AND UNCERTAINTIES
       The Plan provides for various investment options in any combination of mutual funds. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits.

       FUTURE PLAN STRUCTURE
       In May 1997, the Company appointed Putnam Fiduciary Trust Company ("Putnam") as recordkeeper and Trustee of the Plan. Participants in the Plan have the option of directing the Trustee to invest their portion of the annual Company contribution or reallocate their entire Plan account to any one of the following funds: Putnam Voyager Fund, Putnam Stable Value Fund, Putnam Vista Fund, BancWest Corporation Stock Fund, Putnam International Growth Fund, Putnam S&P 500 Index Fund, Putnam Asset Allocation - Conservative Portfolio, Putnam Asset Allocation - Balanced Portfolio, Putnam Asset Allocation - Growth Portfolio, Putnam New Opportunities Fund, Putnam Growth and Income Fund, Bishop Street Equity Fund and Bishop Street High Grade Income Fund.

BANCWEST CORPORATION FUTURE PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

       INVESTMENT VALUATION AND INCOME RECOGNITION
       Investments in securities (e.g., mutual funds) traded on national securities exchanges are valued at the last reported sales price on the last business day of the year.

       Security transactions are accounted for on a trade-date basis. The cost of investments sold is determined by the specific identification method.

       Dividend income is recorded on the ex-dividend date.


2.     DESCRIPTION OF PLAN

       The Plan is a defined contribution plan established to cover the employees of substantially all of the Company, except for the California-based employees of Bank of the West, a wholly-owned subsidiary of BancWest Corporation. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

       The principal provisions under the Plan are as follows:

       PARTICIPATION:                    Employees who receive from the Company
                                         or certain subsidiaries a regular
                                         stated compensation other than a
                                         pension, severance pay, retainer or fee
                                         under contract are eligible to
                                         participate under the Plan. Eligible
                                         employees become members on the first
                                         day of the month coinciding with or
                                         following the completion of one year of
                                         service in which the employee worked
                                         1,000 hours and attained age 21 or the
                                         date the employee becomes eligible.

       VESTING OF BENEFITS:              100% after five years of service. Full
                                         vesting is provided in case of a
                                         member's death, retirement or
                                         disability regardless of years of
                                         service. If the lump-sum present value
                                         of accrued benefits is $5,000 or less,
                                         a lump-sum payment of these benefits is
                                         paid.

BANCWEST CORPORATION FUTURE PLAN

NOTES TO FINANCIAL STATEMENTS
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       CONTRIBUTIONS - COMPANY:          4.5% of member's pay up to the social
                                         security taxable wage base
                                         (approximately $76,200 and $72,600 in
                                         2000 and 1999, respectively) plus 9% of
                                         member's pay over the social security
                                         taxable wage base. Additional
                                         contributions shall be made between
                                         1996-2002 for certain eligible
                                         employees in an amount equal to the
                                         percentage of a member's compensation
                                         for such plan year as follows:

                                                     Additional
                       Age Plus Credited            Participating
                         Service as of                Employer
                       December 31, 1995            Contribution
                       -----------------            -------------
                             60-61                       2%
                             62-63                       3%
                             64-66                       4%
                             67-69                       5%
                              70+                        6%

       CONTRIBUTIONS - PARTICIPANTS:     None.

       LOANS FROM MEMBER ACCOUNTS:       Not available.

       TREATMENT OF FORFEITURES:         Forfeitures are applied to reduce
                                         future contributions and administrative
                                         expenses of the Company. Forfeitures
                                         applied to reduce contributions and
                                         administrative expenses of the Company
                                         amounted to $112,686 and $78,138 in
                                         2000 and 1999, respectively.

       BENEFIT PAYMENTS:                 After the applicable benefit condition
                                         is met, employees may elect to receive
                                         their benefits in a lump-sum
                                         distribution or as an annuity.

       PLAN TERMINATION:                 In the event the Plan terminates, all
                                         amounts credited to affected members'
                                         accounts shall become fully vested and
                                         nonforfeitable and each member or the
                                         beneficiary of any member shall be
                                         entitled to receive his entire interest
                                         in the Plan.

       GENDER: The masculine pronoun, whenever used herein, includes the feminine pronoun.

BANCWEST CORPORATION FUTURE PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

3.     INVESTMENT PROGRAMS

       The funds listed below were the investment options available to Plan participants as of December 31, 2000 and 1999. Any of these funds may be held in cash, pending investment or distribution.

       (a)    PUTNAM VOYAGER FUND
              The objective of this fund is to provide maximum growth through a two-part strategy. Holdings are generally split between two types of common stocks: foundation stocks and opportunity stocks. Foundation stocks represent small to medium-sized companies with the potential for above-average sales and earnings growth. Opportunity stocks represent larger, well-established companies that show near-term growth potential generally resulting from some change in the company's business plan or competitive environment.

       (b)    PUTNAM STABLE VALUE FUND
              The objective of this fund is to provide stability of principal while earning a competitive rate of return. This fund invests in guaranteed investment contracts ("GICs") or similar contracts issued by insurance companies, banks and other financial institutions. Investments are made only in companies that receive high credit ratings from the major rating agencies.

       (c)    PUTNAM VISTA FUND
              The objective of this fund is to create long-term capital appreciation through investing primarily in mid-cap growth stocks. This fund invests primarily in common stocks of medium-sized companies with equity market capitalizations from $300 million to $5 billion.

       (d)    BANCWEST CORPORATION STOCK FUND
              This fund consists of that portion of the assets of the Plan that participants have elected to have invested, to the extent possible, in shares of common stock of BancWest Corporation. The portion of this fund not invested in shares will be held in cash or cash equivalent investments pending the purchase of shares.

       (e)    PUTNAM INTERNATIONAL GROWTH FUND
              The objective of this fund is to create long-term capital appreciation by investing in a diversified portfolio of equity securities of companies located in a country other than the United States of America. The fund's investments will normally include common stocks, preferred stocks, securities convertible into common or preferred stocks, and warrants to purchase common or preferred stocks.

BANCWEST CORPORATION FUTURE PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

       (f)    PUTNAM S&P 500 INDEX FUND
              The objective of this fund is to closely approximate the return of the Standard & Poor's 500 Composite Stock Price Index. The fund primarily invests in publicly traded common stocks either directly or through collective investment trusts having a similar investment objective.

       (g)    PUTNAM ASSET ALLOCATION FUNDS
              The Putnam Asset Allocation Funds provide different investment objectives based on asset allocation. Common stocks are normally the main type of the fund's equity investments. However, the fund may also purchase preferred stocks, convertible securities, warrants and other equity-type securities. The fund invests its assets allocated to the fixed income securities in a diversified portfolio including both U.S. and foreign government obligations and corporate obligations. The following three investment portfolios are provided:

                     CONSERVATIVE PORTFOLIO
                     The objective of this fund is to provide long-term preservation of capital by investing 35% of the Plan assets in equity securities and 65% of the Plan assets in fixed income securities.

                     BALANCED PORTFOLIO
                     The objective of this fund is to maximize total return by investing 65% of the Plan assets in equity securities and 35% of the Plan assets in fixed income securities.

                     GROWTH PORTFOLIO
                     The objective of this fund is to provide long-term capital appreciation by investing 80% of the Plan assets in equity securities and 20% of the Plan assets in fixed income securities.

       (h)    PUTNAM NEW OPPORTUNITIES FUND
              The objective of this fund is to provide long-term capital appreciation by investing principally in common stocks of companies that possess above-average long-term growth potential. Current dividend income is only an incidental consideration. At present, Putnam has identified the following sectors of the economy as having an above-average growth potential over the next three to five years: personal communications, media/entertainment, medical technology/cost-containment, environmental services, applied/advanced technology, personal financial services, and value-oriented consuming.

BANCWEST CORPORATION FUTURE PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    (i) PUTNAM GROWTH AND INCOME FUND
        The objective of this fund is to provide capital growth and current income by investing primarily in common stocks that offer the potential for capital growth while also providing current income.

    (j) BISHOP STREET EQUITY FUND
        The objective of this fund is to provide returns consistent with the performance of the U.S. stock market, as generally measured by broad U.S. stock market indices such as the S&P 500. The fund primarily invests in common stocks and other equity securities that have potential for capital appreciation, including convertible securities. The Bishop Street Equity Fund receives investment advisory services from First Hawaiian Bank (a wholly-owned subsidiary of BancWest Corporation).

    (k) BISHOP STREET HIGH GRADE INCOME FUND
        The objective of this fund is to provide high current income. This fund primarily invests in high grade U.S. dollar-denominated debt obligations of domestic corporations and the U.S. Government. This fund replaced the Putnam Income Fund as an investment option available to Plan participants. The Bishop Street High Grade Income Fund receives investment advisory services from First Hawaiian Bank.

BANCWEST CORPORATION FUTURE PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

4.     INVESTMENTS

       At December 31, 2000 and 1999, the fair value of Plan investments were as follows:

                                                         2000                  1999
INVESTMENTS AT FAIR VALUE AS DETERMINED BY
  QUOTED MARKET PRICES:
    Mutual Funds -
       Putnam Voyager Fund                           $ 5,370,197*          $ 6,041,680*
       Putnam Stable Value Fund                        1,347,281             1,031,575
       Putnam Vista Fund                               3,014,520*            2,865,788*
       BancWest Corporation Stock Fund                 1,196,022               755,388
       Putnam International Growth Fund                2,099,200*            2,111,021*
       Putnam S&P 500 Index Fund                       2,455,176*            2,597,134*
       Putnam Asset Allocation Fund -
          Conservative Portfolio                       2,252,558*            1,933,767*
       Putnam Asset Allocation Fund -
          Balanced Portfolio                           1,630,003*            1,617,176*
       Putnam Asset Allocation Fund -
          Growth Portfolio                             2,249,243*            2,295,599*
       Putnam New Opportunities Fund                   5,196,162*            6,456,316*
       Putnam Growth and Income Fund                      73,976                 4,090
       Bishop Street Equity Fund                         167,704                64,021
       Bishop Street High Grade Income Fund              574,406               463,962
                                                     -----------           -----------
          Total investments                          $27,626,448           $28,237,517
                                                     ===========           ===========

* Represents five percent or more of the Plan's net assets at December 31, 2000 and 1999.

For the years ended December 31, 2000 and 1999, the net appreciation (depreciation) of investments, which consisted of realized and unrealized gains and losses, was comprised of the following:

                                                                   2000                  1999
INVESTMENTS AT FAIR VALUE AS DETERMINED BY
    QUOTED MARKET PRICES:
       Net appreciation (depreciation) of investments
          in mutual funds                                      $(6,649,952)          $ 5,694,079
                                                               ===========           ===========

Dividend income earned from investments in BancWest Corporation common stock for the years ended December 31, 2000 and 1999 amounted to $30,437 and $22,955, respectively.

BANCWEST CORPORATION FUTURE PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.     TAX STATUS

        The Plan constitutes a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore exempt from Federal income taxes under the provisions of Section 501(a).

        The Plan was amended, effective January 1, 1997, to incorporate the Small Business Protection Act of 1996. The Plan's management received an updated tax determination letter from the Internal Revenue Service in 1997. Although amended since 1997, management believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code.

BANCWEST CORPORATION FUTURE PLAN

FORM 5500, SCHEDULE H, LINE 4I
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2000
--------------------------------------------------------------------------------

                                                      DESCRIPTION OF       NUMBER
             IDENTITY OF ISSUER                         INVESTMENT        OF SHARES      FAIR VALUE
------------------------------------------            --------------     ----------     ------------
MUTUAL FUNDS:
    Putnam Voyager Fund                                  Open-end          224,600      $ 5,370,197
    Putnam Stable Value Fund                             Open-end        1,347,281        1,347,281
    Putnam Vista Fund                                    Open-end          225,469        3,014,520
    BancWest Corporation Stock Fund                      Open-end           45,781        1,196,022
    Putnam International Growth Fund                     Open-end           84,645        2,099,200
    Putnam S&P 500 Index Fund                            Open-end           77,499        2,455,176
    Putnam Asset Allocation Fund -
       Conservative Portfolio                            Open-end          242,994        2,252,558
    Putnam Asset Allocation Fund -
       Balanced Portfolio                                Open-end          150,508        1,630,003
    Putnam Asset Allocation Fund -
       Growth Portfolio                                  Open-end          203,736        2,249,243
    Putnam New Opportunities Fund                        Open-end           86,805        5,196,162
    Putnam Growth and Income Fund                        Open-end            3,782           73,976
    Bishop Street Equity Fund                            Open-end           12,377          167,704
    Bishop Street High Grade Income Fund                 Open-end           58,553          574,406
                                                                                        -----------

          Total assets held for investment purposes                                     $27,626,448
                                                                                        ===========


NOTE: All of the Plan's assets held for investment purposes are participant-directed.

                                   SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        BANCWEST CORPORATION FUTURE PLAN




Date        June 27, 2001               By     /s/ SHEILA M. SUMIDA
     --------------------------            -------------------------------------
                                                 SHEILA M. SUMIDA
                                                 PLAN ADMINISTRATOR

                       CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-22107) of BancWest Corporation of our report dated April 23, 2001 relating to the financial statements and supplemental schedule of the BancWest Corporation Future Plan, which appears in this Form 11-K.



/s/ PricewaterhouseCoopers LLP

Honolulu, Hawaii
June 27, 2001